Sale of Shares in POSCO Specialty Steel Co., Ltd.

On March 16, 2015, POSCO has entered into a sale and purchase agreement for the sale of its common stock in POSCO Specialty Steel Co., Ltd. (18,810,000 shares / 52.3%) to SeAH Besteel Corp. (9,821,236 shares), Shinyoung Securities Co., Ltd. (7,189,965 shares), and Shinhan Investment Corp. (1,798,799 shares) for approximately 418.5 billion Korean Won (“Transaction”). The Transaction is expected to close on March 18, 2015.